EXHIBIT 99.1

CAWLEY, GILLESPIE & ASSOCIATES, INC.
PETROLEUM CONSULTANTS

13640 BRIARWICK DRIVE, SUITE 100	306 WEST SEVENTH STREET, SUITE 302	1000 LOUISIANA STREET, SUITE 1900
AUSTIN, TEXAS 78729-1707	FORT WORTH, TEXAS 76102-4905	HOUSTON, TEXAS 77002-5017
512-249-7000	817- 336-2461	713-651-9944
www.cgaus.com

February 1, 2019

Mr. Haim Tsuff - CEO

Isramco, Inc

2425 West Loop South, Suite 810

Houston, Texas 77027

                 Re:     Evaluation Summary - Strip Price

Isramco Resources, LLC Interests

Isramco Energy, LLC Interests

Jay Petroleum, L.L.C. Interests

Certain Properties in Various States

As of December 31, 2018

Dear Mr. Tsuff:

As requested, we are submitting our estimates of proved developed producing reserves and forecasts of economics attributable to the above captioned partnerships in certain properties located in various states. The results of this evaluation are presented in the accompanying tabulations, with a composite summary presented below:

		Isramco Resources	Isramco Energy	Jay Petroleum
		Proved	Proved	Proved
		Developed	Developed	Developed
		Producing	Producing	Producing
Net Reserves
Oil	- Mbbl	1,115.2	562.7	54.8
Gas	- MMcf	4,045.0	4,012.8	345.3
NGL	- Mbbl	0.0	377.8	11.3
Net Revenue
Oil	- M$	55,927.2	26,755.2	2,642.0
Gas	- M$	14,697.5	9,601.0	1,037.3
NGL	- M$	0.0	8,473.3	237.0
Other	- M$	0.0	0.0	0.0
Severance Taxes	- M$	4,032.0	2,658.2	245.3
Ad Valorem Taxes	- M$	2,065.7	1,739.1	169.5
Operating Expenses	- M$	33,315.2	22,195.2	1,448.0
Workover Expenses	- M$	0.0	0.0	0.0
3rd Party COPAS	- M$	0.0	0.0	0.0
Other Deductions	- M$	0.0	0.0	0.0
Investments	- M$	0.0	0.0	0.0
Net Operating Income (BFIT)	- M$	31,211.7	18,237.2	2,053.4
Discounted @ 10%	- M$	14,521.2	9,560.5	1,092.9

February 1, 2019

The discounted cash flow value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc. (“CG&A”)

Presentation

This report is divided into three partnership sections. Within each partnership tab there is a Proved Developed Producing (“PDP”) grand total Table I summary. The Table I presents composite reserve estimates and economic forecasts for the PDP reserve category. The data presented in each Table I is explained in page 1 of the Appendix. The methods employed in estimating reserves are described in page 2 of the Appendix. For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter.

Hydrocarbon Pricing

As requested for the Forward Strip scenario, oil and gas prices were adjusted to the following index prices.

	WTI	HH
	Oil Price	Gas Price
Year	$/BBL	$/MMBTU
2019	47.56	2.869
2020	48.86	2.673
2021	50.77	2.601
2022	51.84	2.86
2023	52.48	2.86
2024	52.34	2.86

Oil and gas prices were held flat thereafter at $52.34 per BBL and $2.860 per MMBTU, respectively. Adjustments to oil and gas prices were forecast based upon 2017-2018 historical data and were applied by property. Adjustments may include treating costs, transportation charges and/or crude quality and gravity corrections. Shrinkage factors were applied to each property against net gas volumes.

Expenses and Taxes

Direct lease operating expenses were forecast based upon 2017-2018 historical expenses. Investments were applied going forward as provided by your office. Expenses were held constant for the life of the properties. Severance tax values were determined by applying normal state severance tax rates. Ad valorem tax rates were forecast as provided by your office.

Miscellaneous

An on-site field inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined, nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included except as noted above.

The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

February 1, 2019

The reserve estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. Ownership information was furnished by your office and economic factors such as liquid and gas prices, price differentials and expenses were furnished by your office and were accepted as furnished. To some extent, information from public records was used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

This report was prepared for the exclusive use of Naphtha Israel Petroleum Corp., LTD, J.O.E.L Jerusalem Oil Exploration LTD and Equital LTD. The undersigned hereby consents that this report shall be attached to an Israeli public filling of the above mentioned companies with respect to the oil and gas reserves of Isramco Resources, LLC, Isramco Energy, LLC and Jay Petroleum, L.L.C. as of the year ended December 31, 2018. Third parties should not rely on it without the written consent of the above and Cawley, Gillespie & Associates, Inc. Our work papers and related data are available for inspection and review by authorized, interested parties.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

Texas Registered Engineering Firm F-693